Catherine S. Gallagher   cgallagher@velaw.com

Tel +1.202.639.6544 Fax +1.202.879.8985

October 5, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: H. Roger Schwall, Assistant Director

Re:	Seadrill Partners LLC
Registration Statement on Form F-1
Filed September 21, 2012
File No. 333-184023

Ladies and Gentlemen:

This letter sets forth the response of Seadrill Partners LLC (the “Registrant”) to the comment letter dated October 3, 2012 (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Registration Statement on Form F-1 filed on September 21, 2012 (the “Registration Statement”). On behalf of the Registrant, we have filed Amendment No. 1 to the Registration Statement (the “Revised F-1”) today via EDGAR. Also included are certain exhibits to the Revised F-1. A copy of this letter has been furnished via EDGAR as correspondence. In order to facilitate your review, we have repeated the Staff’s comment (the “Comment”) below.

Conflicts of Interest and Fiduciary Duties, page 164

1.	Please refer to the following sentence on page 169: “In addition to the other more specific provisions limiting the obligations of the Seadrill Member and our directors and officers, our operating agreement further provides that the Seadrill Member and our officers and directors will not be liable for monetary damages to us or our members for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that the Seadrill Member or our officers or directors engaged in actual fraud or willful misconduct.” Please revise your disclosure to clarify that this provision does not apply to federal securities law claims. See Section 14 of the Securities Act.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	2200 Pennsylvania Avenue NW, Suite 500 West Washington, DC 20037-1701 Tel +1.202.639.6500 Fax +1.202.639.6604 www.velaw.com

Securities and Exchange Commission October 5, 2012 Page 2

Response: The Registration Statement has been revised as requested. Please see page 170 of the Revised F-1.

Please contact Catherine Gallagher (202.639.6544) or Adorys Velazquez (212.237.0036) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

VINSON & ELKINS L.L.P.

By:	/s/ Catherine S. Gallagher
Catherine S. Gallagher

cc:	Donald Delaney (Securities and Exchange Commission)
Shannon Buskirk (Securities and Exchange Commission)
Alexandra M. Ledbetter (Securities and Exchange Commission)
Norman von Holtendorff (Securities and Exchange Commission)
Graham Robjohns (Seadrill Partners LLC)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)